Professional Information Technology Services

Authorized Federal Supply Schedule Price List

SYS
9620 Chesapeake Drive, Suite 201
San Diego, California 92123
(858) 715-5500
www.syys.com

Federal Supply Group: 73
Contract Number: GS-35F-5534H
Contract Period:
March 31, 1998 - February 28, 2003
Business Size: Small
Cage Code: 8A244
TPIN: 95-2467354

Table of Contents

SYS Overview

For over thirty years, SYS has been providing quality managerial and technical support services to the Government and commercial activities. The direction and role of SYS continues to be that of rising to the challenges of constantly evolving information technology service requirements demanded in today's business environment. The accompanying information about our General Services Administration (GSA) Federal Supply Services (FSS) Schedule contract for Information Technology (IT) Services is the latest addition to our contracting capabilities.

Our IT services expertise has evolved in response to our customers' requirements and has become integral to the broad range of management and engineering consulting support we provide.
SYS has been and continues to be under contract to provide IT services support for Government program managers of complex systems.

The complexity of our IT services support requirements require us to hire personnel with a combination of computer, business, contract, and finance skills. SYS believes that there is no substitute for quality personnel. Therefore, we have maintained an active recruiting program to find, hire and retain the best personnel available. Each individual has the requisite education, training, skills and experience to fulfill contract requirements in a qualitative, cost-effective manner. As your requirements for IT services develop, consider the use of the GSA IT contract. Our representatives are always ready to provide assistance and support, even if you just want to inquire about our experience and capabilities. For more information about SYS, check out our Website http://www.syys.com.

Customer Information

1a. Special Item Numbers: SIN 132-51: Professional Information Technology Services
- **FPDS Code D301:** IT facility operation and maintenance
- **FPDS Code D302:** IT systems development services
- **FPDS Code D306:** IT Systems Analysis Services
- **FPDS Code D307:** Automated Information Systems Design and Integration Services
- **FPDS Code D308:** Programming Services
- **FPDS Code D311:** IT Data Conversion Services
- **FPDS Code D316:** IT Network Management Services Automated News Services
- **FPDS Code D317:** Data Services
- **FPDS Code D399:** Other Information Services Other Information Technology Services, Not elsewhere classified.

1b. See price list
2. Maximum Order: **$500,000**
3. Minimum Order: **$300**
4. Geographic Coverage: **National**
5. Points of Production:
6. Discount from list prices or Statement of Net Price: **Prices stated are net prices**
7. Quantity Discounts: **None**
8. Prompt Payment Terms: **Net 30 days**
9a. Annotate if Government Commercial Credit Card is Accepted: **Yes**
9b. Discount of payment by Government Commercial Credit Card: **None**
10. Foreign Items: **None**
11a. Time of Delivery : **Determined by individual order**
11b. Expedited Delivery: **N/A**
11c. Overnight and 2-Day Delivery: **N/A**
11d. Urgent Requirements: **N/A**
12. F.O.B. Points: **Destination**
13. Ordering Address/Point of Contact:
> **SYS**
> POC: Jackie Archibald
> 1721 Pacific Avenue, Suite 210
> Oxnard CA 93033
> **Jarchibald@syys.com**
> (805) 486-4444

14. Payment Address/Point of Contact:
> **SYS**
> POC: Mike Fink
> 9620 Chesapeake Drive, Suite 201

San Diego CA 92123
(858) 715-5500

15. Warranty provision: **SYS will exercise due professional care and competence in the performance of services.**

16. Export Packing Charge: N/A

18. Commercial Credit Card Acceptance: **Net 30 days**

Description of SIN 132-51 for Information Technology (IT) Professional Services

FPDS Code D301 - IT Facility Operation and Maintenance:
Furnish project delineation and formulation as required for facilities coordination with regard to design, construction, equipment, communication equipment, maintenance, and operations. Include: facilities, customer and energy surveys, engineering documentation and drawings, development specifications, design selection, laboratory and facility equipment installation, integration and testing, cable plant design and requirements analysis, cable plant material acquisition and installation, integration and testing, cable plant documentation and drawings, acquisition support and documentation.

FPDS Code D302 - IT Systems Development Services:
Furnish personnel, equipment, and facilities to accomplish database planning and design. Include: requirements analysis, comparative study and evaluation of available database engines, concept development, hardware specifications, database specifications, internet and intranet design, data warehousing applications, database compatability assessments, recommendations, acquisition support and documentation.

FPDS Code D306 - IT Systems Analysis Services:
Furnish personnel, equipment and facilities to accomplish systems analysis and design. Include: Mission requirements analysis, concept development, Systems requirements analyses and information engineering, Systems specifications, Database specifications, Business Process Re-engineering, Requirements Modeling and Prototyping, User-oriented design, Coding, unit testing, and integration testing, test plans and test analysis reports, hardware specifications, acquisition support and documentation.

FPDS Code D307 - Automated Information System Design Integration Services:
Furnish technical support required from delivery of product through installation and integration to a fully functioning system. Include: Site preparation, Network analysis and design, COTs product evaluation and selection, Migration plan, Network configuration management plans, Communication interface analyses, LAN/WAN installation and integration, equipment acquisition, receipt, unpacking, relocation and inventory, assembly of system components, loading of software, testing and evaluation, customer training, acquisition support and documentation.

FPDS Code D308 - Programming Services:
Furnish software development of tailored programs and modification and enhancement of existing and/or COTs programs. Include: Design specifications, Code generation, Interoperability studies, Prototype development, migration to match platform requirements, testing, debugging, verification and validation,

Source code management, User interface design, Internet and multimedia development, Firewalls/Security, and acquisition support.

FPDS Code D311 - IT Data Conversion Services:
Furnish facilities design, media conversion to digital format, systems deployment and transition/re-hosting, systems reengineering, cabling/system installation, training, acquisition support and documentation.

FPDS Code D316 - IT Network Management Services
Furnish project management personnel and services, including, Project Management, personnel support services, including, Project management, personnel support services, personnel management, Integrated logistics support, total cost of ownership analysis and modeling, Program control, monitoring, scheduling, cost oversight, acquisition planning, financial management/budgeting services, status reviews, customer interface, quality assurance/independent verification and validation support, administrative assistance, acquisition support and documentation.

FPDS Code D317-1 - Automated News Services, Data Services, or Other Information Services
Furnish data input/export, data/records analysis, error identification and resolution, acquisition support and documentation.

FPDS Code D399 - Other Information Technology Services, not elsewhere classified
Provide the following services for integration of all current and future hardware and software products:
- Organization development,
- IT management,
- Performance measurements,
- Engineering assessment of new technologies,
- Analyses of hardware and software requirements to implement requirements,
- Migration planning,
- Development of architectures,
- Software design evaluations,
- Interface requirements definition,
- Design support,
- Facilities management and upgrade analysis,
- Asset management,
- Network management,
- Help desk operations,
- Testing support,
- Acquisition support,
- Documentation and Financial management/budgeting services.

FPDS Code D399 - Other Information Technology Services, not elsewhere classified
Provide Logistics/Training Support personnel, equipment and services for tasking as required, including, training classes, plan, materials, instructors, documentation for equipment and systems, configuration management support services, life cycle costing or total cost of ownership support, security systems

support, disaster recovery program support, acquisition support, hazardous materials support services, documentation and financial management/budgeting services.

SYS GSA SCHEDULE PRICE LIST

Information Technology Services
Special Item Number 132-51

APPROVED PRICE LIST
(Through Modification P004)

Labor Category	Year 1 3/16/98 through 3/15/99	Year 2 3/16/99 through 3/15/00	Year 3 3/16/00 through 3/15/01	Year 4 3/16/01 through 3/15/02	Year 5 3/16/02 through 3/15/03
Senior Program Manager	69.47	71.25	73.38	75.58	77.85
Program Manager	52.04	53.60	55.21	56.87	58.57
Senior Management Analyst	52.14	53.70	55.32	56.97	58.68
Junior Management Analyst	30.16	31.06	32.00	32.96	33.95
Staff Specialist/Computer Programmer	52.15	53.71	55.33	56.99	58.70
Admin Assist/Clerical	25.61	26.38	27.17	27.98	28.82
Technical Writer/Editor	30.21	31.12	32.05	33.01	34.00
Jr. Program Analyst	26.07	26.85	27.66	28.49	29.34
Logistic Specialist	28.18	29.03	29.90	30.80	31.72
Draftsman/Illustrator	30.52	31.44	32.38	33.35	34.35
Senior Engineer	52.14	53.70	55.32	56.97	58.68
Engineer	47.70	49.13	50.60	52.12	53.69

Marine Engineer	52.14	53.70	55.32	56.97	58.68
Safety Engineer	43.17	44.47	45.80	47.17	48.59
Field Engineer	36.01	37.09	38.20	39.35	40.53
Designer	34.11	35.13	36.19	37.27	38.39
Engineering Technician	27.70	28.53	29.39	30.27	31.18
Senior Systems Engineer	46.13	47.51	48.94	50.41	51.92
Senior Systems Analyst, Level II	56.46	58.15	59.90	61.70	63.55
Senior Financial Analyst, Level II	52.14	53.70	55.32	56.97	58.68
Senior Information Specialist, Level II	43.17	44.47	45.80	47.17	48.59
RATES EACH YEAR ARE ESCALATED BY 3.0% ECONOMIC ADJUSTMENT					

Information Technology Services Price List

Information Technology Services
Special Item Number 132-51

APPROVED PRICE LIST
(Through Modification P004)

Process cycle charge First 25,000 pages and up to 6 reports)	$250.00	Order
COMPUTER OUTPUT TO LASER DISK (COLD)		
Page Charge	$ 0.01	page
Media Separation	$75.00	unit
Tape Processing	$50.00	tape
CD Processing Media	$40.00	unit
SCANNING PRICE LIST		

Document Preparation	$ 0.03	page
Page Scanning	$ 0.10	page
Indexing	$ 0.11	index
Microfiche/Microfilm Scanning	$ 0.60	frame
CD-ROM Media	$35.00	copy
Optical Character Recognition (OCR)	$ 0.20	page
OCR Correction	$ 0.80	page

Notice to Government Customers:
All Government customers receive a 10% Discount off COLD and Scanning listed prices.

Ordering Instructions and Guidelines

Getting Started: When you determine that outside assistance may be needed, your project manager should work closely with the agency procurement office to develop a statement of work (SOW). Your procurement office should then request proposals or expressions of interest from a minimum of three Federal Supply Schedule (FSS) contractors. A listing of these contractors is available on the GSA Website at http://www.gsa.gov. Further formal competition to determine a vendor's technical capabilities is not required because GSA has already determined that Schedule holders are qualified to perform the services.

Issuing a Delivery order: Establishing a delivery order under the FSS is relatively simple and can usually be accomplished quickly (within a few days). Essentially, your activity through the agency procurement office issues a delivery order directly to the contractor for the required services based on the SOW. Selection of the contractor must be based on one of the following approaches, before the delivery order can be issued:

1. Contact and/or review the catalogs of at least three FSS firms, or
2. Request oral proposals from at least three FSS firms, or
3. Request written proposals from at least three FSS firms.

Federal Acquisition Regulations (FAR) Part 13 does not apply when agency requirements are satisfied through a FSS and ordering activities are not required to seek full and open competition, synopsize the requirement, or make a determination of fair and reasonable pricing. This process has already been accomplished for you. GSA does not prescribe a particular delivery order method; however, you must specify the type of services required, delivery time(s), and a task order pricing method (using either fixed price or labor hour pricing).

Establishing a Blanket Purchase Agreement: If you anticipate a repetitive need for services, you may wish to establish a Blanket Purchase Agreement (BPA). BPAs can be established for your activity, only, or they may be established agency-wide. The

BPA is particularly useful when ordering activities wish to purchase a wide range of consulting services, but the exact items and delivery requirements are not known in advance and may vary considerably from order to order. BPAs may be established directly with FSS contractors. FAR Part 13, Subpart 13.202 (c) (3) specifically addresses establishing BPAs with FSS contractors.